Mercedes-Benz Auto Lease Trust 2018-A
Investor Report
Collection Period Ended   31-Dec-2019

Amounts in USD

Dates

Collection Period No.	24				
Collection Period (from... to)	1-Dec-2019	31-Dec-2019			
Determination Date	13-Jan-2020				
Record Date	14-Jan-2020				
Payment Date	15-Jan-2020				
Interest Period of the Class A-1 Notes (from... to)	16-Dec-2019	15-Jan-2020	Actual/360 Days	30	
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 1/15/2020)	15-Dec-2019	15-Jan-2020	30/360 Days	30	

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	266,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	460,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	460,000,000.00	240,266,826.06	179,541,327.71	60,725,498.35	132.011953	0.390307
Class A-4 Notes	100,253,000.00	100,253,000.00	100,253,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,286,253,000.00**	**340,519,826.06**	**279,794,327.71**	**60,725,498.35**		
Overcollateralization	213,751,414.83	232,500,684.30	232,500,684.30			
Total Securitization Value	**1,500,004,414.83**	**573,020,510.36**	**512,295,012.01**			
present value of lease payments	604,367,691.32	86,159,290.80	73,118,442.13			
present value of Base Residual Value	895,636,723.51	486,861,219.56	439,176,569.88			

	Amount	Percentage
Initial Overcollateralization Amount	213,751,414.83	14.25%
Target Overcollateralization Amount	232,500,684.30	15.50%
Current Overcollateralization Amount	232,500,684.30	15.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	1.750000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	2.200000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	2.410000%	482,535.88	1.048991	61,208,034.23	133.060944
Class A-4 Notes	2.510000%	209,695.86	2.091667	209,695.86	2.091667
Total		**692,231.74**		**$61,417,730.09**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	**1,425,004,194.09**	**498,020,289.62**	**437,294,791.27**

Available 2018-A Collections

Lease Payments Received	11,181,507.68
Net Sales Proceeds-early terminations (incl Defaulted Leases)	27,204,626.63
Net Sales Proceeds-scheduled terminations	24,390,277.88
Excess wear and tear included in Net Sales Proceeds	137,485.32
Excess mileage included in Net Sales Proceeds	383,546.45
Subtotal	62,776,412.19
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	79,752.16
Total Available Collections	**62,856,164.35**

Distribution on the Exchange Note

(1) Total Servicing Fee	477,517.09
Nonrecoverable Advances to the Servicer	0.00
(2) Exchange Note Interest Distributable Amount (2.52%)	1,045,842.61
(3) Exchange Note Principal Distributable Amount	60,725,498.35
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
(5) Remaining Funds Payable	607,306.30
Total Distribution	**62,856,164.35**

Available Funds ABS Notes

Total Exchange Note Payments	61,771,340.96
Reserve Account Draw Amount	0.00
Total Available Funds	**61,771,340.96**

Distributions ABS Notes

(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	692,231.74
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	60,725,498.35
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	353,610.87
Total Distribution	**61,771,340.96**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	477,517.09	477,517.09	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	692,231.74	692,231.74	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	482,535.88	482,535.88	0.00
thereof on Class A-4 Notes	209,695.86	209,695.86	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	692,231.74	692,231.74	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	60,725,498.35	60,725,498.35	0.00
Principal Distribution Amount	60,725,498.35	60,725,498.35	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,750,011.04
Reserve Fund Amount - Beginning Balance	3,750,011.04
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	5,098.72
minus Net Investment Earnings	5,098.72
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,750,011.04
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	5,098.72
Net Investment Earnings on the Exchange Note	
Collection Account	74,653.44
Investment Earnings for the Collection Period	79,752.16

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,500,004,414.83	35,633
Securitization Value beginning of Collection Period	573,020,510.36	17,665
Principal portion of lease payments	9,434,627.97	
Terminations- Early	23,650,978.93	
Terminations- Scheduled	20,964,669.20	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	6,675,222.25	
Securitization Value end of Collection Period	512,295,012.01	15,915
Pool Factor	34.15%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	7.91%	7.90%
Weighted Average Remaining Term (months)	24.93	7.45
Weighted Average Seasoning (months)	12.68	31.46
Aggregate Base Residual Value	1,051,044,603.23	459,297,601.75
Cumulative Turn-in Ratio		91.83%
Proportion of base prepayment assumption realized life to date		46.05%
Actual lifetime prepayment speed		0.46%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	508,956,647.21	15,819	99.35%
31-60 Days Delinquent	1,982,260.89	60	0.39%
61-90 Days Delinquent	817,769.06	23	0.16%
91-120 Days Delinquent	538,334.85	13	0.11%
Total	512,295,012.01	15,915	100.00%

Delinquency Trigger			**4.281%**
60+ Delinquency Leases to EOP Aggregate Securitization Value			0.265%
Delinquency Trigger occurred			No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	**Number of Leases**	**Amount**	**Number of Leases**
Securitization Value of Defaulted Leases, Beg of Collection Period	744,521.09	19	23,684,243.11	622
Liquidation Proceeds	514,157.54		18,473,948.66	
Recoveries	134,696.15		4,523,551.53	
Principal Net Credit Loss / (Gain)	95,667.40		686,742.92	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	0.212%
Prior Collection Period	0.276 %
Second Prior Collection Period	(0.022%)
Third Prior Collection Period	(0.124%)
Four Month Average	0.085%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   0.046%

Average Net Credit Loss / (Gain)   1,104.09

Residual Loss	Current		Cumulative	
	Amount	**Number of Leases**	**Amount**	**Number of Leases**
Securitization Value of Liquidated Leases, Beg of Collection Period	50,546,349.29	1,731	591,256,257.91	19,085
Sales Proceeds and Other Payments Received	48,857,235.52		592,106,538.13	
Residual Loss / (Gain)	1,689,113.77		(850,280.22)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	3.735%
Prior Collection Period	(3.553%)
Second Prior Collection Period	(2.430%)
Third Prior Collection Period	2.187 %
Four Month Average	(0.015)%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (0.057)%

Average Residual Loss / (Gain)   (44.55)